Exhibit 99.1

Quarterly Report

September 30, 2004

United Bank finished the third quarter with assets totaling $277,640,000 an 11.50% increase over the same period last year. Net Income for the nine months ending September 30, 2004 totaled $1,913,000. Continued growth in the bank’s loan portfolio along with Income from Operations contributed to the profit growth. Since December 2003, Loans have increased 21.20% totaling $199,004,000. Deposit growth also reflects a positive trend up 12.50% to $240,260,000 since year end. Hurricane Ivan had a material affect upon United Bank’s market, customers and bank operations. The bank’s main office experienced major damage requiring reconstruction of the top two floors interior. The bank’s operations have been moved from the building into temporary quarters. Monroeville’s office also experienced substantial damage. Currently, the Monroeville staff is operating out of a temporary office in the bank’s parking lot. Work required to repair the damage will require several months with completion not expected until early summer. Despite the damage, the bank was able to resume operations in all areas within days of the storm. The resilience of the bank to absorb such extensive damage and respond, speaks well of our staff. This is the second time in ten years the bank has been challenged by hurricane damage. Just as last time, United Bank responded to the challenge and will come back stronger and better equipped to continue our growth. The bank has insurance to cover additional expenses and the replacement of the offices involved. Management expects no material financial impact.

Damage to the market area is yet to be determined. As time progresses, more information about the extent of damage to the market will become available. Each situation is being handled on a case by case basis. To date, no information is available which could reflect upon the bank’s asset quality. Following the storm, the bank extended special provisions to assist customers and our communities with loans and check cashing services. Just as in the past 100 years, your bank has been there to help rebuild our communities and help our customers in times of need.

Thank you for your continued support and as always, we welcome your comments and feedback.

Robert R. Jones, III
President

STATEMENT OF CONDITION
At the close of business September 30, 2004
(Unaudited)

	2004	2003
Assets
Cash & due from banks	10,887,274	7,757,688
Investment Securities	54,637,724	46,127,443
Federal Funds sold	2,759,721	12,932,305
Loans, net	196,570,956	168,598,293
Bank premises & equipment, net	3,993,774	4,357,794
Accrued interest receivable & other assets	8,790,311	9,160,035

TOTAL ASSETS	277,639,760	248,933,558

Liabilities & Stockholders’ Equity
Deposits	224,989,714	195,494,493
Repurchase Agreements	15,270,522	16,251,139
Other borrowed funds	9,030,277	11,129,391
Accrued interest payable & other liabilities	1,657,769	1,261,469

Total Liabilities	250,948,282	224,136,492
Stockholders’ equity:
Class A common stock. Authorized 2,500 shares of $10 par value; 2,500 shares issued and outstanding	25,000	25,000
Class B common stock. Authorized 5,000 shares of $1 par value; 3,000 shares issued and outstanding	3,000	3,000
Surplus	4,154,327	4,154,327
Retained Earnings	22,509,151	20,614,739

Total stockholders’ equity	26,691,478	24,797,066

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	277,639,760	248,933,558

Member Federal Deposit Insurance Corporation

Directors

David D. Swift, Chairman
William J. Justice, P.D., Vice Chairman
Robert R. Jones, III, President and CEO
Michael R. Andreoli
Dale M. Ash
David A. Bagwell
L.Walter Crim
Leslie H. Cunningham
H.Leon Esneul
J. Carl Mixon
Bobby W. Sawyer
J.W. Trawick
Eddie L. Tullis

Directors Emeritus

W.E. Broughton
John E. Conn, Jr.
Willie W. Saucer
Claude S. Swift
John B. Swift, Jr.
James Witherington

Locations

Atmore 200 East Nashville Ave. 105 Lindberg Ave.	251.368.2525

Bay Minette 404 Courthouse 615 McMeans Ave.	251.937.0052

Flomaton 705 Sidney Manning Blvd.	251.296.3493

Foley 516 S. McKenzie St.	251.943.2020

Frisco City 4285 Bowden St.	251.267.3161

Lillian 34354 U.S. Hwy. 98	251.962.2010

Magnolia Springs 12143 Magnolia Springs Hwy.	251.965.4040

Monroeville 1588 South Alabama Ave.	251.743.3161

Silverhill 21950 Broad St.	251.945.1902

Summerdale 1015 Southwest 1st St.	251.989.9070

Jay, FL 207 Spring St.	850.675.6000

ATMs

Atmore, Bay Minette, Flomaton, Foley, Frisco City, Lillian,
Monroeville, Silverhill
Diamond Oil, 2950 S. Alabama St., Monroeville
Hickey’s BP, Hwy 31, Perdido
South Baldwin Regional Medical Center Hwy. 59, Foley

www.ubankal.com • www.ubankfl.com

200 East Nashville Avenue Post Office Box 8 Atmore, Alabama 36504